

Mail Stop 3561

February 24, 2017

Via E-mail
Dale W. Boyles
Chief Financial Officer
Warrior Met Coal, LLC
16243 Highway 216
Brookwood, AL 35444

> **Re: Warrior Met Coal, LLC**
> **Draft Registration Statement on Form S-1**
> **Submitted January 30, 2017**
> **CIK No. 0001691303**

Dear Mr. Boyles:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please identify the lead underwriter(s) on the prospectus cover page. Please note that we may defer further review of any amendment to your registration statement that does not include the name(s) of the lead underwriter(s).

Industry and Market Data, page ii

3.   We note your references, in this location and elsewhere, to reports prepared by Wood Mackenzie, which were used to prepare this registration statement. Please provide us with a copy of the appropriate report, clearly marked to highlight the applicable portion or section of the report and cross-referenced to the appropriate location in the filing. Otherwise, please confirm to us that your sources are widely available to the public.

Our Business, page 1

4.   We note your references on page 1 and elsewhere to being a low-cost producer. In addition, we note that historically your cash cost of sales per ton has exceeded your average selling price per ton and we note the recent net losses. Please revise to provide the basis for your references to being a low-cost producer. In this regard, please also provide the basis for your references to classifying your operations as high margin operations.

5.   We note your disclosure on page 2 and elsewhere regarding the 2017 benchmark HCC settlement price of $285 per metric ton. However, we note your disclosure on page 81 addressing the recent decline in met coal spot prices. Please update your disclosure here and elsewhere to reflect the recent price declines and the factors for the decline. Additionally, please consider risk factor disclosure.

Our Competitive Strengths, page 3

6.   We note you have an annual lease with the Port of Mobile for 8 million metric tons of annual port capacity. Please modify your filing and specify the total annual tonnage capacity for the McDuffie Coal Terminal at the Port of Mobile and the extent to which this coal terminal is presently utilized.

Non-GAAP Financial Measures
Adjusted EBITDA, page 15

7.   We note you exclude "Other postretirement benefits" from the Predecessor's historical non-GAAP adjusted EBITDA measure. Please explain to us why these expenses are not normal, recurring, cash operating expenses necessary to operate the Predecessor's business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Asset Acquisition, page 58

8.   On page 58, you state you acquired the Predecessor for an aggregate cash consideration of $5.4 million and the release of claims associated with the 2011 Credit Agreement and

Walter Energy's 9.50% Senior Secured Notes due 2019. Elsewhere in the document you state you acquired the Predecessor for cash consideration of $51.7 million. Please reconcile these statements.

Segment EBITDA, page 59

9. Your calculation of EBITDA appears to differ from those described in Exchange Act Release No. 47226. Please revise your title to distinguish it from EBITDA. See Question 103.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Pro Forma Nine Months Ended September 30, 2016 Compared to . . ., page 69

10. We note that you attribute the decrease of your cash cost of sales primarily to the result of your new initial CBA. However, on page 3 you also attribute the cost reductions to your new flexible mine plan and reduced rail, barge and port costs. To the extent material, please revise to include a discussion of your flexible mine plan and reduced rail, barge and port costs.

Liquidity and Capital Resources
Statements of Cash Flows, page 71

11. Please revise your disclosure to include a robust discussion describing and quantifying the effects of significant drivers that contributed to the material changes in your operating cash flows for the periods presented. The disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows and the impact of acquisitions. See guidance in Section IV.B.1 of SEC Release 33-8350.

Industry Overview, page 81

12. We note your demand and export outlook on page 83. Please update here and elsewhere in your filing to include the actual numbers for 2016.

Marketing, Sales and Customers, page 93

13. We note that you sell most of your met coal under fixed price supply contracts. Additionally, we note the risk factor on page 19, which discloses that your five largest customers account for approximately 62% of your total sales. In light of your risk factor, please provide the disclosure required by Item 101(c)(vii) of Regulation S-K. In addition, given the percentage of these sales contracts please provide an analysis of why you are not substantially dependent on these contracts. Refer to Item 601(b)(10) of Regulation S-K.

Properties, page 94

14.   We note the map included with this filing, as suggested in paragraph (b) (2) to Industry Guide 7. We believe maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Estimated Recoverable Coal Reserves, page 95

15.   We note your mining operations are located within or adjacent to Tuscaloosa County, Alabama. Please modify your registration statement to provide the general location of your material mining operations referencing the nearest town or another proximate landmark.

16.   Proven and probable reserves are disclosed for your No. 4 mine, No. 7 mine, Morris mine, Carter or Swann's Crossing, and Beltona East properties. In addition, we note you expect to receive a reserve report for your Blue Creek property in the near future to be included with this registration statement. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your reserves for the properties listed above, as required by Industry Guide 7(c). The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418 (b) of Regulation C.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

17. Please modify your filing and disclose the following information within or adjacent to your reserve tables:

- A statement clarifying your reserve estimates incorporate losses for dilution and mining recovery and stating these losses as a percentage or other relevant factor.

- The drilling or sample density used to designate reserves and/or separate proven reserves from probable reserves.

- The wash plant recovery as a percentage.

- Coal price used to estimate your reserves. Please reference the appropriate market for your sales pricing.

- The percentage of your ownership for each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

18. For each of your mines provide a table for the last few years showing the annual production along with the average price received. Please include those amounts mined on your leased properties, if known. If coal was purchased from 3rd parties please show these amounts separately. A mine can be defined as all the mines that supply a single wash plant, if that is applicable. See Regulation S-K Instructions to Item 102 (3).

19. Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

Management, page 108

20. We note that Walter J. Scheller, III was the Chief Executive Officer of Walter Energy from September 2011 to March 2016, that Michael Madden was Senior Vice-President and Chief Commercial Officer of Walter Energy from May 2012 to March 2016, and that Brian Chopin was Chief Accounting Officer and Controller beginning in May 2015. Please provide the disclosures required by Item 401(f)(1) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Statements of Operations, page F-2

21. Please tell us why you believe that the adjustments to eliminate historical reorganization items described in Note 3(h) are directly attributable to the asset acquisition.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-18

22. You state on page 19 that some of your annual met coal contracts have shifted to be indexed priced, where prices are determined by averaging the leading spot indexes reported in the market. Please clarify your accounting policy to describe how you account for sales that are made on a provisional basis and whether there are any estimates or judgments in recording revenue.

Note 14. Fair Value of Financial Instruments, page F-34

23. You state that the fair value of the Predecessor's outstanding debt was approximately $655.9 million based on Level 3 fair value assumptions and estimates and that your estimates are based on the collateral-dependent nature of the various debt instruments that were outstanding. Please disclose a detailed description of the valuation technique, the significant assumptions and estimates made and quantitative information about the significant unobservable inputs used in your fair value calculation.

<u>Undertakings, page II-5</u>

24.   Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of
       Regulation S-K.

       You may contact Myra Moosariparambil at (202) 551-3796 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler at (202) 551-3718 if you have questions regarding comments on the engineering related matters. Please contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any other questions.

                                           Sincerely,

                                           /s/ Pamela Howell
                                           for

                                           John Reynolds
                                           Assistant Director
                                           Office of Beverages, Apparel, and
                                           Mining

cc: Rosa A. Testani
       Akin Gump Strauss Hauer & Feld LLP